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                            August 29, 2022

       Allison Koehler
       General Counsel and Secretary
       BARK, Inc.
       221 Canal Street
       New York, NY 10013

                                                        Re: BARK, Inc.
                                                            Post-Effective
Amendment No. 3 to Registration Statement
                                                            Filed August 19,
2022
                                                            File No. 333-257306

       Dear Ms. Koehler:

                                                        We have reviewed your
post-effective amendment and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 3 to Registration Statement

       General

   1.                                                   We note your amended
disclosure in response to comment 1. Please amend your
                                                        disclosure to describe
the nature of the transaction underlying the "1,435,530 other outstanding shares of
Common Stock held by the selling stockholders." In this regard, your explanatory note
identifies the private transactions pursuant to which we presume these shares were
issued and are being registered for resale.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Allison Koehler
BARK, Inc.
August 29, 2022
Page 2

       Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameAllison Koehler
                                                        Division of Corporation
Finance
Comapany NameBARK, Inc.
                                                        Office of Trade &
Services
August 29, 2022 Page 2
cc:       Allison Koehler
FirstName LastName